

CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z



Our Ref: GCSS-EL/0831/08/LTR



08003090

26 May 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 15 May 2008 (*News Release – CDL Creates CSR Milestone by Publishing the First GRI-checked Social and Environmental Report in Singapore*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
JUN 11 2008
THOMSON REUTERS

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

K:\EL-Team\Irise's Folder\Ltr 2008\ADR\0831-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	15-May-2008 12:43:37
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - CDL Creates CSR Milestone by Publishing the First GRI-checked Social and Environmental Report in Singapore
Description	Please refer to the attached News Release issued on 15 May 2008.
Attachments:	NewsRelease_150508.pdf Total size = **120K** (2048K size limit recommended)



City Developments Limited

News Release

15 May 2008

CDL CREATES CSR MILESTONE BY PUBLISHING THE FIRST GRI-CHECKED SOCIAL AND ENVIRONMENTAL REPORT IN SINGAPORE

In line with its commitment towards Corporate Social Responsibility (CSR), City Developments Limited (CDL), one of Singapore's CSR pioneers, has published its inaugural Social and Environmental Report.

This dedicated Report will encompass information regarding CDL's social and environmental performance, engagement with its stakeholders and addresses the social and environmental impacts that are pertinent to our business.

CDL is voluntarily disclosing the information as the Company strongly respects the principles of corporate transparency, accountability and open communication with its multiple stakeholders. This first Report, aptly entitled *"Reaching Out"* aims to share our progress and experience in CSR. Importantly, it is a proactive step towards being responsive to the interests' of our key stakeholders, particularly the investment community. We believe that CSR is vital in sustaining the success and growth of the Company. We aim to publish the Social and Environmental Report annually.

"In this new era, corporations must embrace the triple bottom line to remain relevant. CSR is an integral part of CDL's corporate vision and culture, the publication of our first GRI-checked Social and Environmental Report marks a cornerstone in our CSR journey. As our business, social and environmental climate continues to change rapidly, CDL strive to remain nimble and evolve in anticipation of the changing needs of our stakeholders and at the same time being mindful of our role and responsibility as a global citizen. Our CSR journey ahead will be challenging as we have now created a new benchmark. But, we are confident from our past experience that it is rewarding and we remain steadfast to our CSR commitment,' said CDL's Managing Director Mr Kwek Leng Joo.

The Report has been prepared in accordance with the Global Reporting Initiative (GRI) G3 Guideline launched in October 2006. Based on the GRI Application Level Criteria for reporting, this report has met Level C requirement. This is indeed a milestone for CSR reporting in Singapore as this is the first report from a Singapore-based company to have been successful checked by GRI.

CDL started its CSR journey as early as the 1990s. In 2004, we took the bold step and published a short CSR report within our Annual Report with the objective of reaching out to our investors and sharing the Company's CSR efforts.

Over the last three years, we have been working towards developing, improving and sustaining our CSR efforts. Publishing this dedicated Report was the next natural step. We strongly believe the report has helped us reaffirm our commitment, continuously strive towards improving our practices and above all, develop a CSR culture within the organisation. As this Report evolves over the coming years, we will focus on improving our environmental and social data management to enhance our reporting and accountability. It is our aim to collect and compile more comprehensive data on the environmental impact and social performance of our business operations in Singapore as we continuously refine our methodology and expand our efforts.

The Social and Environmental Report can be downloaded from the CDL website at www.cdl.com.sg/socialenvreport2008.

About GRI

The GRI was formed by the United States based non-profits Coalition for Environmentally Responsible Economies (CERES) and Tellus Institute, with the support of the United Nations Environment Programme (UNEP) in 1997. GRI's mission is to make sustainability reporting by all organizations as routine and comparable as financial reporting and the GRI Guidelines are the most common framework used in the world for reporting. More than 1000 organisations from 60 countries use the Guidelines to produce their sustainability reports. It is possibly the most credible and trusted framework in the world largely because of the way they are created: through a multi-stakeholder, consensus seeking approach.

For more information about GRI, please go to http://www.globalreporting.org.

========= ========= ========= ========= ========= ========= ========= ====

Please refer to the attached fact sheet for CDL's CSR Journey.

For media enquiries, please contact:

Belinda Lee
Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: 6428 9315

Michelle Choh
Manager (Corporate Comms)
Tel: 6428 9313



CHAMPIONING CSR IN SINGAPORE

Since the 1990s, Corporate Social Responsibility (CSR) has been an integral part of CDL's corporate vision. CDL's mission is to be a responsible corporate citizen who believes in creating value for stakeholders, conducting sustainable business practices, caring for the community and protecting the environment.

CDL's CSR practices are founded on a genuine concern to protect the interests of our stakeholders such as our customers, employees, investors, community and the environment. We are firmly committed to long term sustainable CSR programmes in the focal areas we have identified, which include the Arts, Youth and Education, the Underprivileged and the Environment.

We also believe in taking a flexible approach to stay ahead of the ever-changing needs of our stakeholders and come up with practices and programmes to cater to their needs.

These CSR practices complement CDL's continued commitment as a socially responsible developer to create a better living and working environment for all.

CDL has been a constituent of the FTSE4Good Social Responsibility Index – an international benchmark to measure CSR standards since 2002. We are also a founding member of Singapore Compact and one of the pioneer Singapore signatories of the United Nations Global Compact to lend support to the advancement of responsible corporate citizenship in Singapore.

For more information on CDL's CSR initiatives, please visit www.cdl.com.sg



CDL'S RECENT AWARDS AND ACCOLADES

ACHIEVEMENTS IN CORPORATE SOCIAL RESPONSIBILITY (CSR)	ACHIEVEMENTS IN ENVIRONMENTAL, HEALTH AND SAFETY
President's Award for Social Service 2007 - In recognition of its firm commitment and outstanding voluntary contributions to the community over the years	President's Award for the Environment 2007 - First corporate organisation to be awarded for significant contributions towards environmental sustainability through its business and community efforts
FTSE4Good Social Responsibility Index - Listed since 2002, the index reflects the performance of socially responsible equities that have met globally recognised corporate responsibility standards	Watermark Award 2007 (Public Utilities Board) - Highest accolade for Friends of Water who have made significant contributions towards Singapore's water sustainability
UN Global Compact - One of Singapore's pioneering signatories in 2005 in its commitment to uphold the 10 Principles and also a founding member of Singapore Compact CSR Recognition Award 2007 - Presented by Singapore Compact in recognition of its sustained commitment towards CSR	BCA Green Mark Awards (Building and Construction Authority) - First private developer to be awarded Platinum for City Square Mall and The Oceanfront @ Sentosa Cove in 2007. Cliveden at Grange, The Solitaire and Tampines Grande received the same honour in 2008 - Highest number of Green Mark Awards received by a developer (26 to-date)
PRISM Awards 2008 – Excellence in CSR (Institute of Public Relations of Singapore) - In recognition of its outstanding communications efforts for its holistic CSR programme that benefits the community	RoSPA Awards (Royal Society for Prevention of Accidents Awards) - Only Gold Award winner in Singapore for three consecutive years from 2006, 2007 to 2008 for excellence in Occupational Health and Safety Management in the workplace
NVPC Corporate Citizen Award 2006 (National Volunteer and Philanthropy Centre) - First local-based company to be awarded in recognition of its firm commitment to active corporate citizenship over the years Total Defence Awards and Home Team NS Awards for Employers 2007 (Special Award) In recognition of its support and contribution towards National Service (NS) activities in the Singapore Armed Forces and the Singapore Police Force and Singapore Civil Defence Force respectively	ISO 14001: 2004 Environment Management System (Corporate Management and Operations) - Achieved for all functions at headquarters in 2008 ISO 14001: 2004 Environment Management System and ISO 9001: 2000 Quality Management System (Property Division - Investment Properties) - First private developer to achieve this for 14 of its commercial buildings in 2007 OHSAS 18001 Health and Safety Management System and ISO 14001:1996 (upgraded to ISO14001:2004) Environmental Management System (Projects Division) - First private property developer in Singapore to be certified in 2003
Patron of the Arts Award 2007 (National Arts Council) - CDL has been on the honours list since 1997 for its contributions towards the arts	MOM Developer Award (Ministry of Manpower) in Workplace Health and Safety Awards - First awarded in 2003 and again in 2006. It is the only developer to be awarded this prestige
Singapore H.E.A.L.T.H. Awards (Health Promotion Board) - Gold Award in 2005 and 2006 for its commendable programmes to encourage employees to lead healthy and vibrant lives The Distinguished Partner of the NYAA (National Youth Achievement Award Council) - In recognition of its continuous partnership and support towards youth development	Singapore Environment Achievement Award & Green Office Label 2005 (Singapore Environment Council) - In recognition of its dedication as a green developer and advocate. Re-certified with the Green Office Label in 2007 for its commitment to environmental protection at the workplace Singapore Green Plan 2012 (Ministry of the Environment and Water Resources) - Awarded in 2005 for outstanding contributions towards environmental sustainability in Singapore

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